Exhibit 99.2

PRESS RELEASE
In Accordance with the Mexican Government’s Program to Confront the Flu Epidemic, New Gold Will Stop Mining in the Cerro San Pedro Open Pit for Five Days

May 1, 2009 – VANCOUVER, BC – New Gold Inc. ("New Gold") (TSX and NYSE AMEX – NGD) today announces that in response to the decree issued by the Mexican Government, which orders a five day closure of all non-essential activities throughout the country, it will suspend mining in the Cerro San Pedro open pit from May 1 to May 5, 2009. Operation of the mine’s leach pads will continue. This action is not expected to significantly change the 2009 production forecast at Cerro San Pedro.

The company has adopted a stringent approach to minimizing the risks associated with the flu epidemic at its Cerro San Pedro operation in Mexico. There have been no cases of the swine flu virus confirmed to date at the mine or in the communities immediately adjacent to the mine. New Gold will continue to monitor the situation closely and act in the best interest of its employees and other stakeholders.

New Gold is an intermediate gold mining company with two operating assets; the Cerro San Pedro Mine in Mexico and the Peak Mines in Australia. In addition the company has development projects in Canada and Chile. For further information on New Gold, please visit our website at www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance, may be deemed "forward looking". All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: New Gold’s operations are subject to significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as "Risks Factors" included in New Gold’s Annual Information Form filed on March 31, 2009 and management information circular filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

Mélanie Hennessey

Vice President Investor Relations
New Gold Inc.
Direct: +1 (604) 639-0022
Toll-free: +1 (888) 315-9715
Email: info@newgold.com
Website: www.newgold.com